# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ON24, Inc., CIK 0001110611
CUSIP: 68339B104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 301 Howard St, Suite 1100, San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 04/01/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001841654

## Reporting persons
- Sharat Sharan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: ON24, Inc.
Address of issuer's principal executive offices: 301 Howard St, Suite 1100 San Francisco, CA 94105

## Item 2. Person Filing
Name of person filing: Sharat Sharan
Address of principal business office or, if none, residence:
c/o ON24, Inc.
301 Howard St, Suite 1100 San Francisco, CA 94105
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in rows 5-11 of the cover page of each Reporting Person and is incorporated by reference for such Reporting Person.
Percent of class: As of March 31, 2026, the Reporting Person beneficially owned approximately 10% of the Issuer's common stock based upon 42,993,702 shares of the issuer's common stock outstanding as of March 19, 2026, as disclosed in the Issuer's Amendment No. 1 to Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2026. On April 1, 2026, pursuant to the Agreement and Plan of Merger ("Merger Agreement"), dated as of December 29, 2025, by and among Issuer, Cvent Atlanta, LLC ("Parent"), and Summit Sub Corp. ("Merger Sub"), Merger Sub merged with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the "Merger"). At the effective time of the Merger (the "Effective Time"), each share of the Issuer's common stock, par value $0.0001 per share, that was issued and outstanding immediately prior to the Effective Time was automatically canceled and converted into the right to receive $8.10 in cash, without interest and net of applicable withholding taxes, and each outstanding equity award of Issuer was converted into the right to receive cash awards or restricted cash awards (as described in the Merger Agreement). As a result, as of the date of this filing, the Reporting Person beneficially owns no shares of the Issuer's common stock.
Sole power to vote or to direct the vote: The information set forth in rows 5-11 of the cover page of each Reporting Person and is incorporated by reference for such Reporting Person.
Shared power to vote or to direct the vote: The information set forth in rows 5-11 of the cover page of each Reporting Person and is incorporated by reference for such Reporting Person.
Sole power to dispose or to direct the disposition: The information set forth in rows 5-11 of the cover page of each Reporting Person and is incorporated by reference for such Reporting Person.
Shared power to dispose or to direct the disposition: The information set forth in rows 5-11 of the cover page of each Reporting Person and is incorporated by reference for such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sharat Sharan: /s/Sharat Sharan, Sharat Sharan (04/02/2026)